UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2023
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Information Contained in this Form 6-K Report

Exhibit I to this Report contains certain financial information of Atlas Corp., as of and for the three months ended March 31, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 16, 2023	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I
ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2023
INDEX

Interim Consolidated Financial Statements (Unaudited)	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Ltd., and APR Energy Ltd.’s subsidiaries.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
ATLAS CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and par value amounts)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$882.7	$280.0
Accounts receivable	85.1	98.6
Inventories	49.7	50.0
Prepaid expenses and other	47.2	44.4
Assets held for sale (note 6)	17.3	19.4
Net investment in lease (note 5)	21.3	21.0
Acquisition related assets	68.8	79.8
	1,172.1	593.2

Property, plant and equipment (note 6)	7,269.1	7,156.9
Vessels under construction (note 7)	1,548.4	1,422.5
Right-of-use assets (note 8)	661.9	746.7
Net investment in lease (note 5)	881.6	887.4
Goodwill	75.3	75.3
Deferred tax assets	0.6	0.5
Derivative instruments	88.4	107.1
Other assets (note 9)	320.7	312.8
	$12,018.1	$11,302.4
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$235.8	$204.3
Deferred revenue	57.0	25.2
Income tax payable	73.1	72.3
Long-term debt - current (note 10)	980.4	238.4
Operating lease liabilities - current	114.9	115.3
Finance lease liabilities - current	164.6	222.2
Other financing arrangements - current (note 11)	159.7	147.5
Other liabilities - current	10.7	13.3
	1,796.2	1,038.5

Long-term debt (note 10)	2,946.9	3,453.4
Operating lease liabilities	369.0	391.7
Other financing arrangements (note 11)	2,175.3	1,940.3
Derivative instruments	1.5	1.5
Other liabilities	56.2	51.2
Total liabilities	7,345.1	6,876.6

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2022 – 12,000,000)	296.9	296.9

Shareholders’ equity:
Share capital (note 12):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2022 – 150,000,000); 20,118,833 shares issued and outstanding (2022 – 20,118,833) Common shares; $0.01 par value; 400,000,000 shares authorized (2022 – 400,000,000); 204,328,277 shares issued and outstanding (2022 – 281,565,472); nil shares held in treasury (2022 – 727,351)	2.0	2.8
Additional paid in capital	4,013.6	3,724.2
Retained earnings	378.3	420.0
Accumulated other comprehensive loss	(17.8)	(18.1)
	4,376.1	4,128.9
	$12,018.1	$11,302.4
Commitments and contingencies (note 14)
Subsequent events (note 16)
See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars, except per share amounts)

	Three Months Ended March 31,
	2023	2022
Revenue (note 3)	$417.2	$408.1
Operating expenses:
Operating expenses	88.4	86.6
Depreciation and amortization	94.2	88.1
General and administrative	42.4	27.9
Indemnity claim under acquisition agreement	—	(13.5)
Operating leases	30.1	33.6
Loss on sale (note 6)	0.6	2.4
	255.7	225.1
Operating earnings	161.5	183.0
Other expenses (income):
Interest expense	83.2	45.8
Interest income	(2.6)	(0.2)
Equity income on investment	(2.1)	(0.7)
Loss/(gain) on derivative instruments	11.1	(40.7)
Other expenses	6.1	9.1
	95.7	13.3
Net earnings before income tax	65.8	169.7
Income tax expense	7.0	0.3
Net earnings	$58.8	$169.4

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2023	2022
Net earnings	$58.8	$169.4
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	0.3	0.2
Comprehensive income	$59.1	$169.6

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended March 31, 2023

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2022, carried forward	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9
Net earnings	—	—	—	—	—	—	—	58.8	—	58.8
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Issuance of common shares from unissued acquisition related equity consideration	—	—	727,351	—	—	—	—	—	—	—
Fairfax warrants exercised	—	—	6,000,000	—	—		78.7	—	—	78.7
Shares retired upon Merger (note 1(b))	—	—	(84,170,724)	—	(0.8)	—	246.6	—	—	245.8
Settlement of Exchangeable Notes	—	—	—	—	—	—	(29.4)	—	—	(29.4)
Adjustment to share-based compensation (note 12)	—	—	—	—	—	—	(11.7)	—	—	(11.7)
Dividends on common shares ($0.25 per share)	—	—	—	—	—	—	—	(72.2)	—	(72.2)
Dividends on preferred shares (Series D - $1.00 per share; Series H - $0.98 per share; Series I - $1.00 per share; Series J - $0.88 per share;)	—	—	—	—	—	—	—	(30.4)	—	(30.4)
Shares issued through dividend reinvestment program	—	—	6,178	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense (note 12)	—	—	200,000	—	—	—	5.1	2.2	—	7.3
Balance, March 31, 2023	12,000,000	$296.9	204,328,277	20,118,833	$1.7	$0.3	$4,013.6	$378.3	$(17.8)	$4,376.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended March 31, 2022

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2021, carried forward	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6
Impact of accounting policy change	—	—	—	—	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	12,000,000	296.9	247,024,699	20,118,833	2.1	0.3	3,526.8	2.4	(19.1)	3,512.5
Net earnings	—	—	—	—	—	—	—	169.4	—	169.4
Other comprehensive income	—	—	—	—	—	—	—	—	0.2	0.2
Issuance of common shares from unissued acquisition related equity consideration	—	—	48,985	—	—	—	—	—	—	—
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(31.6)	—	(31.6)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series I - $0.50 per share; Series J - $0.44 per share;)	—	—	—	—	—	—	—	(15.2)	—	(15.2)
Shares issued through dividend reinvestment program	—	—	6,262	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	—	—	4,795,674	—	0.1	—	4.5	(0.3)	—	4.3
Balance, March 31, 2022	12,000,000	$296.9	251,875,620	20,118,833	$2.2	$0.3	$3,531.4	$124.6	$(18.9)	$3,639.6

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2023	2022
Cash from (used in):
Operating activities:
Net earnings	$58.8	$169.4
Items not involving cash:
Depreciation and amortization	94.2	88.1
Change in right-of-use asset	23.3	29.6
Non-cash interest expense and accretion	4.2	5.6
Unrealized change in derivative instruments	18.6	(46.8)
Non-cash adjustment purchase option finance lease	9.2	—
Amortization of acquired revenue contracts and deferred revenue	6.2	3.2
Equity income on investment	(2.1)	(0.7)
Loss on sale	0.6	2.4
Other	(18.9)	4.5
Change in other operating assets and liabilities (note 13)	33.8	(80.4)
Cash from operating activities	227.9	174.9

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(327.8)	(123.2)
Expenditure for leased vessels	1.1	—
Payment on settlement of interest swap agreements	6.9	(5.0)
Gain on foreign currency repatriation	—	(3.2)
Receipt from contingent consideration asset	14.9	6.2
Other assets and liabilities	23.1	45.3
Capitalized interest relating to newbuilds	(19.8)	(9.3)
Cash used in investing activities	(301.6)	(89.2)

Financing activities:
Repayments of long-term debt and other financing arrangements	(56.3)	(71.5)
Issuance of long-term debt and other financing arrangements	487.8	—
Payment of lease liabilities	(7.7)	—
Settlement of capped call	25.3	—
Capital contribution from Poseidon	245.7	—
Financing fees	(10.0)	(5.1)
Dividends on common shares	(71.9)	(31.2)
Dividends on preferred shares	(15.2)	(15.2)
Proceeds from exercise of warrants	78.7	—
Cash from (used in) financing activities	676.4	(123.0)
Increase (Decrease) in cash and cash equivalents	602.7	(37.3)
Cash and cash equivalents and restricted cash, beginning of period	291.0	326.8
Cash and cash equivalents and restricted cash, end of period	$893.7	$289.5
Supplemental cash flow information (note 13)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 1(c), the accompanying interim financial information of Atlas Corp. (the “Company” or “Atlas”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2022 audited annual consolidated financial statements of Atlas. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2022 annual consolidated financial statements of Atlas filed with the U.S. Securities and Exchange Commission in the Company’s 2022 Annual Report on Form 20-F.
(b)On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (“Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the chief executive officer, were converted into the right to receive $15.50 per common share in cash.
(c)Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
2.Segment reporting:
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and mobile power generation. The Company’s containership leasing segment owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate time charters. The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including aero-derivative gas turbines and other equipment, and provides power solutions to customers.
The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment based on adjusted EBITDA, which is computed as net earnings before interest expense, income tax expense, depreciation and amortization expense, impairments, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on foreign currency repatriation, change in contingent consideration asset, loss on debt extinguishment, other expenses and certain other items that the Company believes are not representative of its operating performance.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):
The following tables include the Company’s selected financial information by segment:

Three months ended March 31, 2023	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$385.3	$31.9	$—	$417.2
Operating expense	80.2	8.2	—	88.4
Depreciation and amortization expense	84.3	9.9	—	94.2
General and administrative expense	31.9	11.8	(1.3)	42.4
Operating lease expense	29.2	0.9	—	30.1
Loss on sale	0.6	—	—	0.6
Interest income	(1.9)	(0.3)	(0.4)	(2.6)
Interest expense	80.2	3.2	(0.2)	83.2
Income tax expense	0.2	6.8	—	7.0

Three months ended March 31, 2022	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$384.6	$23.5	$—	$408.1
Operating expense	75.0	11.6	—	86.6
Depreciation and amortization expense	78.4	9.7	—	88.1
General and administrative expense	13.9	11.4	2.6	27.9
Indemnity claim (income) under acquisition agreement	—	(13.5)	—	(13.5)
Operating lease expense	32.9	0.7	—	33.6
Gain on sale	2.0	0.4	—	2.4
Interest income	(0.1)	(0.1)	—	(0.2)
Interest expense	40.9	5.1	(0.2)	45.8
Income tax expense	0.3	—	—	0.3

	Three months ended March 31,
	2023	2022
Containership leasing adjusted EBITDA	$244.0	$262.8
Mobile power generation adjusted EBITDA(1)	11.0	13.3
Total segment adjusted EBITDA	255.0	276.1
Eliminations and other	(2.3)	(1.0)
Depreciation and amortization	94.2	88.1
Interest income	(2.6)	(0.2)
Interest expense	83.2	45.8
Loss (Gain) on derivative instruments	11.1	(40.7)
Other expenses	6.1	5.9
(Gain) Loss on contingent consideration asset	(1.1)	2.9
Loss on foreign currency repatriation	—	3.2
Loss on sale	0.6	2.4
Consolidated net earnings before tax	$65.8	$169.7
(1)The calculation of adjusted EBITDA does not include the Indemnity claim under acquisition agreement as an adjustment for the mobile power generation segment. Although the revenue reported for this segment is lower due to an injunction at one of the sites, the losses are recoverable through an indemnification agreement.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

Total Assets	March 31, 2023	December 31, 2022
Containership Leasing	$11,360.2	$10,584.2
Mobile Power Generation	807.5	838.9
Elimination and Other	(149.6)	(120.7)
Total	$12,018.1	$11,302.4

	Three Months Ended March 31,
Capital expenditures by segment	2023	2022
Containership leasing	$325.6	$118.3
Mobile power generation	2.2	4.9
3.Revenue:
Revenue by type for the three months ended March 31, 2023 and 2022 is as follows:

	Three Months Ended March 31,
	2023	2022
Operating lease revenue	$389.7	$389.8
Interest income from leasing	19.2	16.1
Other	8.3	2.2
	$417.2	$408.1
As at March 31, 2023, the minimum future revenues to be received on committed operating leases, service arrangements and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
Remainder of 2023	$1,246.1	$69.3	$1,315.4
2024	1,585.0	72.4	1,657.4
2025	1,318.5	69.1	1,387.6
2026	976.0	66.7	1,042.7
2027	537.3	64.2	601.5
Thereafter	795.4	458.7	1,254.1
	$6,458.3	$800.4	$7,258.7
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.Revenue (continued):
As at March 31, 2023, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing(1)(2)	Mobile Power Generation	Total committed revenue
Remainder of 2023	$1,224.2	$91.2	$1,315.4
2024	1,581.3	76.1	1,657.4
2025	1,311.5	76.1	1,387.6
2026	1,042.7	—	1,042.7
2027	601.5	—	601.5
Thereafter	1,254.1	—	1,254.1
	$7,015.3	$243.4	$7,258.7
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
4.Related party transactions:
(a)The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(b)In January 2023, Fairfax exercised warrants to purchase 6,000,000 common shares of Atlas for gross aggregate of $78,710,000. Following this exercise, Fairfax has no outstanding warrants.
During the three months ended March 31, 2023, the dividends paid on Series J Preferred Shares equal to $5,250,000 (March 31, 2022 – $5,250,000).
(c)On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. In addition, Atlas reserved for issuance Holdback Shares for Fairfax. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy. During the three months ended March 31, 2023, in relation to the expiry of an indemnification obligation, 727,351 common shares reserved in treasury were issued out of Holdback Shares to the APR sellers. As of March 31, 2023, all Holdback Shares have been released.
In addition, the Company received $3,836,217 for the three months ended March 31, 2023 (March 31, 2022 – $2,921,000) from Fairfax for the settlement of an indemnity related to losses realized on sale or disposal of certain property, plant and equipment and inventory items and $11,039,000 for reimbursement of fees, costs and settlement payments incurred from indemnified litigation.
(d)Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with the Zhejiang Energy Group. During the three months ended March 31, 2023, the Company earned revenue of $2,554,000 (2022 – $489,000) and incurred expenses of $2,406,000 (2022 – $498,000) in connection with the ship management of the vessels.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

5.Net investment in lease:

	March 31, 2023	December 31, 2022
Undiscounted lease receivable	$1,700.5	$1,724.4
Unearned interest income	(797.6)	(816.0)
Net investment in lease, total	902.9	908.4
Current portion of net investment in lease	(21.3)	(21.0)
Net investment in lease	$881.6	$887.4
At March 31, 2023, the minimum lease receivable from finance leases are as follows:

Remainder of 2023	$73.0
2024	97.1
2025	96.9
2026	96.9
2027	96.9
Thereafter	1,239.7
$1,700.5

6.Property, plant and equipment:

March 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$9,782.7	$(2,856.7)	$6,926.0
Equipment and other	529.7	(186.6)	343.1
Property, plant and equipment	$10,312.4	$(3,043.3)	$7,269.1

December 31, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,610.7	$(2,805.6)	$6,805.1
Equipment and other	542.9	(191.1)	351.8
Property, plant and equipment	$10,153.6	$(2,996.7)	$7,156.9
During the three months ended March 31, 2023, depreciation and amortization expense relating to property, plant and equipment was $82,015,000 (2022 – $80,486,000).
Vessel sales and deliveries
On January 17, 2023, the Company completed the sale of one 4,250 TEU vessel with gross proceeds of $21,600,000. During the three months ended March 31, 2023, the Company took delivery of a 15,000 TEU vessel for an aggregate purchase price of $140,001,000, which commenced a 12-year charter upon delivery.
Assets classified as held for sale
In February 2023, the Company entered into memoranda of agreement with a liner company for the sale of a 4,250 TEU vessel. As at March 31, 2023, the vessel is classified as held for sale and a loss on classification as asset held for sale of $3,542,000 was recognized for this vessel.
7.Vessels under construction
During the three months ended March 31, 2023, vessels under construction includes $17,766,000 of capitalized interest and $243,152,000 of installment payments (March 31, 2022 - $9,347,000 and $103,307,000, respectively).

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

8.Right-of-use assets:

March 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(357.9)	$477.6
Vessel finance leases	184.4	(7.2)	177.2
Other operating leases	15.5	(8.4)	7.1
Right-of-use assets	$1,035.4	$(373.5)	$661.9

December 31, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(335.5)	$500.0
Vessel finance leases	246.6	(7.9)	238.7
Other operating leases	15.6	(7.6)	8.0
Right-of-use assets	$1,097.7	$(351.0)	$746.7
In January 2022, the Company exercised its option under an existing lease financing arrangement to purchase one 10,000 TEU vessel. The purchase was completed in January 2023 at the pre-determined purchase price of $52,690,000.
During the three months ended March 31, 2023, the amortization of right-of-use assets was $23,300,000 (2022 – $29,600,000).

9.Other assets:

	March 31, 2023	December 31, 2022
Intangible assets	$70.2	$75.7
Deferred dry-dock	99.6	86.9
Restricted cash	11.0	11.0
Contingent consideration asset	40.1	39.5
Deferred financing fees on undrawn financing	57.8	57.3
Other	42.0	42.4
	$320.7	$312.8

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt:

	March 31, 2023	December 31, 2022
Long-term debt:
Revolving credit facilities (a) (e)	$—	$—
Term loan credit facilities (b) (e)	1,417.6	1,233.0
Senior unsecured notes (c)	1,302.4	1,302.4
Senior unsecured exchangeable notes(d)	253.1	201.3
Senior secured notes	1,000.0	1,000.0
	3,973.1	3,736.7
Deferred financing fees	(45.8)	(44.9)
Long-term debt	3,927.3	3,691.8
Current portion of long-term debt	(980.4)	(238.4)
Long-term debt	$2,946.9	$3,453.4
a)     Revolving credit facilities:
As at March 31, 2023 and December 31, 2022, the Company had three revolving credit facilities, which provided, as at March 31, 2023, for aggregate borrowings of up to $700,000,000 (December 31, 2022 – $700,000,000), of which $700,000,000 (December 31, 2022 - $700,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2022 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
In March 2023, the Company entered into amended and restated senior secured loan facilities which increase the commitments under the bank loan facilities by $250,000,000, $200,000,000 of which were drawn immediately and $50,000,000 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
As at March 31, 2023, the Company has entered into $3,878,778,000 (December 31, 2022 – $3,751,731,000) of term loan credit facilities, of which $2,461,183,000 (December 31, 2022 - $2,518,743,000) was undrawn.
Term loan credit facilities drawn mature between August 10, 2023 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month benchmark rate plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 4.9% and 5.2%, respectively (December 31, 2022 – 4.8% and 3.5%) and the three month average SOFR was 4.9% (December 31, 2022 – 3.0%). The margins ranged between 0.4% and 3.5% as at March 31, 2023 (December 31, 2022 – 0.4% and 2.5% ).
For one of the term loan credit facilities with a total principal amount outstanding of $11,232,000 (December 31, 2022 – $14,425,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.
The weighted average rate of interest, including the applicable margin, was 6.9% as at March 31, 2023 (December 31, 2022 – 6.4%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
The Company is subject to commitment fees ranging between 0.2% and 0.6% (December 31, 2022 – 0.25% and 0.6%) calculated on the undrawn amounts under the various facilities.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of March 31, 2023.

Remainder of 2023	$204.5
2024	114.9
2025	170.4
2026	99.9
2027	99.9
Thereafter	728.0
$1,417.6
(c)As a result of the Merger (note 1(b)), the Company’s common shares were de-listed on April 10, 2023 (the “De-listing”). The Company has notified the holders of the 2024 NOK Bonds and the 2026 NOK Bonds of this de-listing event and that each holder of the 2024 NOK Bonds and the 2026 NOK Bonds have a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder may exercise a NOK Put Option during the exercise period which ends on May 3, 2023 with payment to be made on May 10, 2023 (note 16(a)). Due to this put option which was triggered by the De-listing resulting from the Merger, the 2024 NOK Bonds and the 2026 NOK Bonds are classified as a current liability.
(d)The Merger (note 1(b)) and subsequent de-listing of the Company’s common shares on April 10, 2023 constitutes a “Make-Whole Fundamental Change” under the terms of Seaspan’s exchangeable notes (“Exchangeable Notes”) issued in December 2020. On March 28, 2023, the Company entered into a supplemental indenture providing the holders of the Exchangeable Notes the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder has the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period ending on May 22, 2023 at an increased exchange rate on account of a Make-Whole Fundamental Change (note 16(b)).
(e)Credit facilities – other:
As at March 31, 2023, the Company’s credit facilities were primarily secured by first-priority mortgages granted on most of its power generation assets and 53 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include, without limitation:
•A first priority mortgage on collateral assets;
•An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
•An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees; and
•A pledge over the related retention accounts.
As at March 31, 2023, $1,188,703,000 principal amount of indebtedness under one of the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 48 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Long-term debt (continued):
(f)Credit facilities – other (continued):
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including (without limitation) a change of control, the sale or loss of assets, or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease acceptable to lenders within a specified period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the borrower and/or guarantor of the facility to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each of Atlas and Seaspan are guarantors under certain facilities.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at March 31, 2023.
11.Other financing arrangements:

	March 31, 2023	December 31, 2022
Other financing arrangements	$2,372.0	$2,119.7
Deferred financing fees	(37.0)	(31.9)
Other financing arrangements	2,335.0	2,087.8
Current portion of other financing arrangements	(159.7)	(147.5)
Other financing arrangements	$2,175.3	$1,940.3
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2023	$119.3
2024	166.5
2025	163.5
2026	161.8
2027	163.3
Thereafter	1,597.6
$2,372.0

During the three months ended March 31, 2023, the Company received proceeds of $287,877,000 related to the delivery of one vessel and pre-delivery financing for vessels under construction.
12.Share capital:
(a)Common shares:
Pursuant to the APR Energy acquisition agreement, Holdback Shares are issuable to the sellers at a future date, subject to settlement of potential future events. As of March 31, 2023, no common shares are issuable as Holdback Shares.
During the three months ended March 31, 2023, the remaining 727,351 Holdback Shares were released and issued to the APR sellers. With this, there are no Holdback Shares outstanding.
As of March 31, 2023, all of the common shares of the Company are held by Poseidon as a result of the Merger (note 1(b)) that took place on March 28, 2023.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

12.Share capital (continued):
(b)Preferred shares:
As at March 31, 2023, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate per annum	Redemption by Company permitted on or after(1)	March 31, 2023	December 31, 2022
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023	150.0	150.0
J(2)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
(1)Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.
(2)Dividends are payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%
The Company’s preferred shares are subject to certain financial covenants. The Company was in compliance with these covenants on March 31, 2023.
(c)Warrants:
In January 2023, Fairfax exercised warrants to purchase 6,000,000 common shares of Atlas for gross aggregate proceeds for the 6,000,000 warrants was $78,710,000.
(d)Restricted shares, restricted stock units and stock options:
In connection with the Merger (note 1(b)), certain restricted shares granted to the chairman of the board and chief executive officer in 2022 were contributed to Poseidon upon completion of the Merger in exchange for the issuance of Poseidon common stock. In 2020, the chief executive officer was granted 1,500,000 restricted shares of which 900,000 were unvested at the closing of the Merger. Upon vesting, the chief executive officer will receive one Poseidon common share in exchange for each vested share.
In connection with the Merger (note 1(b)), various restricted stock grants were amended. Under the amended agreements, restricted stock units that were unvested as of the time of the Merger were converted into the right to receive, at the time at which such restricted stock unit would have been settled in common shares of the Company, a cash payment in an amount equal to the merger consideration of $15.50.
In addition, the stock options previously granted to the chief executive officer were amended such that vested and unexercised options were cash settled at $15.50 less the exercise price. For the unvested options, each tranche will be cash settled at the vesting date at $15.50 less the exercise price.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

13.Supplemental cash flow information:

	Three Months Ended March 31,
	2023	2022
Interest paid	$94.1	$57.4
Interest received	2.2	0.2
Undrawn credit facility fee paid	5.5	6.3
Income taxes paid	3.0	1.7

	Three Months Ended March 31,
	2023	2022
Non-cash financing and investing transactions:
Change in right-of-use assets and operating lease liabilities	$—	$28.5
Dividend reinvestment	0.1	0.1
Reclassification from finance lease to vessel	(32.9)	—
Interest capitalized on vessels under construction	(2.0)	(2.2)
	$(34.8)	$26.4

	Three Months Ended March 31,
	2023	2022
Changes in operating assets and liabilities
Accounts receivable	$20.3	$(11.0)
Inventories	0.3	(3.9)
Prepaids expenses and other, and other assets	(3.5)	(14.2)
Net investment in lease	5.4	4.3
Accounts payable and accrued liabilities	19.1	(21.1)
Settlement of decommissioning provisions	—	(3.1)
Deferred revenue	29.5	(17.3)
Income tax payable	9.5	(2.6)
Major maintenance	(21.7)	(2.1)
Other liabilities	2.9	9.1
Operating lease liabilities	(22.6)	(27.1)
Finance lease liabilities	3.2	(3.0)
Derivative instruments	(7.5)	6.1
Contingent consideration asset	(1.1)	5.5
	$33.8	$(80.4)
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	March 31,
	2023	2022

Cash and cash equivalents	$882.7	$251.3
Restricted cash included in other assets (note 9)	11.0	38.2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$893.7	$289.5

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

14.Commitments and contingencies:
(a)Operating leases:
At March 31, 2023, the commitment under operating leases for vessels was $550,948,000 for the remainder of 2023 to 2029, and for other leases was $8,660,000 for the remainder of 2023 to 2031. Total commitments under these leases are as follows:

Remainder of 2023	$89.7
2024	117.4
2025	120.8
2026	118.8
2027	81.2
Thereafter	31.7
$559.6
For operating leases indexed to three-month LIBOR, commitments under these leases are calculated using the LIBOR in place as at March 31, 2023 for the Company.
(b) Vessel commitment:
As at March 31, 2023, the Company had entered into agreements to acquire 57 vessels (December 31, 2022 – 58 vessels). The Company has outstanding commitments for the remaining installment payments as follows:

Remainder of 2023	$2,067.2
2024	2,796.6
Total	$4,863.8

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

15.Financial instruments:
(a)Fair value
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of March 31, 2023, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees was $1,338,076,000 (December 31, 2022 – $1,166,673,000) and the carrying value was $1,417,595,000 (December 31, 2022 – $1,232,988,000). As of March 31, 2023, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $2,296,910,000 (December 31, 2022 – $2,061,863,000) and the carrying value was $2,371,950,000 (December 31, 2022 – $2,119,657,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of March 31, 2023, the fair value of the Company’s senior unsecured notes was $1,272,633,000 (December 31, 2022 – $1,284,702,000) and the carrying value was $1,302,350,000 (December 31, 2022 – $1,302,350,000). The fair value of the Company’s senior unsecured exchangeable Notes was $253,123,000 (December 31, 2022 – $195,478,000) and the carrying value was $253,123,000 (December 31, 2022 – $201,250,000) or $253,123,000 (December 31, 2022 – $201,250,000), net of debt discount. The fair value of the Company’s senior secured notes was $931,429,000 (December 31, 2022 – $937,455,000) and the carrying value was $1,000,000,000 (December 31, 2022 – $1,000,000,000). The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate is derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.
(b)Interest rate swap derivatives:
As of March 31, 2023, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of March 31, 2023	Maximum notional amount(1)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	234.9	234.9	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.6850%	95.0	95.0	November 14, 2019	May 15, 2024
0.6300%	82.0	82.0	January 21, 2021	October 14, 2026
0.6600%	82.0	82.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	23.7	23.7	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
If interest rates remain at their current levels, the Company expects that $1,029,000 and $32,583,000 would be paid and received in cash, respectively, in the next 12 months on interest rate swaps maturing after March 31, 2023. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

16.Subsequent events:
a)On May 3, 2023, the exercise period ended for the 2024 NOK Bonds and 2026 NOK Bonds. A total of $483,000,000 was settled on May 10, 2023 of which $179,400,000 and $294,900,000 relates to the 2024 NOK Bonds and 2026 NOK Bonds, respectively. The total payment reflects a price equal to 101% of the principal amount plus accrued interest.
b)As at May 15, 2023, during the Make-Whole Exchange Period, Holders have exchanged Exchangeable Notes representing $240,265,000 of the principal amount outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2022. The Annual Report was filed with the U.S. Securities and Exchange Commission on March 15, 2023. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
We are Atlas Corp., a global asset manager and the parent company of Seaspan Corporation (“Seaspan”) and APR Energy Ltd (together with Apple Bidco Limited, “APR Energy”).
Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to, the Reorganization. Atlas is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries.
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (“Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company, Ocean Network Express Pte. Ltd., and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”).
Segment Reporting
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and power generation. The Company’s containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate, time charters with major container liner companies. The Company’s mobile power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through medium to long-term contracts.
Containership leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with eight major container liner companies, of which three customers each contributed over 10% of total revenue for the three months ended March 31, 2023. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 31, 2023, we operated a fleet of 132 vessels, totaling 1,229,930 TEU, that have an average age of approximately eight years, on a TEU weighted basis. As at March 31, 2023, we have 57 newbuild vessels under construction delivering through to December 2024.
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding Seaspan’s operating and newbuild fleet as of March 31, 2023:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels	Average Length of Charter
2,500-3,500(2)	14	6	14.8	1.8	15.1	—	—
4,250-5,100(3)	21	14	14.7	2.9	31.5	—	—
7,000	—	—	—	—	—	25	11
8,500-9,600(4)	18	11	13.1	2.8	38.3	—	—
10,000-11,000(5)	33	5	7.5	3.8	34.3	—	—
11,800-13,400(6)	27	—	5.9	6.3	40.4	—	—
14,000-15,000	18	2	6.1	4.0	47.7	—	—
15,000-16,000	1	—	0.4	11.7	46.9	30	11
24,000	—	—	—	—	—	2	18
Total/Average	132	38	8.3	3.9	35.2	57	11
(1)Excludes options to extend charter.
(2)Includes 2 vessels on bareboat charter.
(3)Includes one asset held for sale
(4)Includes 3 vessels on bareboat charter.
(5)Includes 8 vessels on bareboat charter.
(6)Includes 6 vessels on bareboat charter.
In addition, our joint venture with Zhejiang Energy Group has five operating vessels as at March 31, 2023 and we are the ship manager for all five vessels.
Power Generation
Through APR Energy, we also operate a fleet of power generation assets, providing power generation to customers including large corporations and public and private utilities. Our mobile, turnkey power plants are deployed in cities, countries, and industries around the world in both developed and developing markets. As of March 31, 2023, we operated a fleet of 30 aero-derivative gas turbines and 274 diesel generators. The average age of our turbines is approximately nine years and the average age of our diesel generators is approximately 12 years.
Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovated technologies and offerings to generate customer value. Our revenues are primarily derived through power generation and our turnkey services include plant design, fast-tracked installation of generating equipment and balance of plant, plant operation, and around-the-clock service and maintenance.
We use the term “megawatts”, or MW, in describing the capacity of our power generation equipment.

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Contract Term (Years)(1)
Mobile Power Fleet	1,226	722	$203.1	1.6
(1)Average remaining contract term excludes extensions; weighted by MW installed.
Significant Developments During the Quarter ended March 31, 2023 and Subsequent
Containership Developments
In January 2023, Seaspan completed the sale of one 4,250 TEU vessel for gross proceeds of $21.6 million. As of March 31, 2023, Seaspan had also entered into an agreement for one additional 4,250 TEU vessel sale, subject to customary closing conditions, and the sale is expected to closed in the second quarter of 2023. Seaspan continues to serve as a third-party vessel manager for both vessels.

In February and April 2023, Seaspan accepted the delivery of three newbuild 15,000 TEU vessels, each of which commenced a long-term charter upon delivery.
In January through April 2023, Seaspan purchased two 10,000 TEU vessels at the predetermined purchase price of $52.7 million per vessel in relation to purchase options that were exercised in 2022.
Financing Developments
On March 3, 2023, the Company entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program to, among other things, (i) increase the commitments under the bank loan facilities by $250.0 million, $200.0 million of which were drawn immediately and $50.0 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
Fairfax Warrant Exercise
In January 2023, Fairfax exercised warrants to purchase 6.0 million common shares of Atlas for gross aggregate proceeds of $78.7 million.
Dividends
On January 5, 2023, our Board of Directors declared quarterly cash dividends on our outstanding common and preferred shares for a total distribution of $51.2 million paid on January 31, 2023. On March 13, 2023, the Board of Directors declared a first quarter dividend of $0.125 per share payable to common shareholders of record as of March 20, 2023. The dividend was paid on March 31, 2023.
Poseidon Acquisition of Atlas or Closing of Merger with Poseidon Acquisition Corp.
On March 28, 2023, pursuant to the Merger Agreement entered into among Atlas, Poseidon and Merger Sub, the Merger was consummated, whereby Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares). In connection with the consummation of the Merger, the Company’s Common Shares were removed from listing from the New York Stock Exchange (“NYSE”) on April 10, 2023. Shares of preferred stock of the Company issued and outstanding immediately prior to the Effective Time have not been affected by the Merger and remain outstanding and continue to trade on the NYSE.
The foregoing description of the Merger and the transactions contemplated thereby is not complete, and is subject to, and qualified in its entirety by reference, to the full text of the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 6-K filed with the SEC on November 1, 2022 and incorporated herein by reference, and the Company’s Current Report on Form 6-K filed with the SEC on March 28, 2023.
Resignation of Members of the Board of Directors and Changes to Committees
In connection with the closing of the Merger and in accordance with the terms of the Merger Agreement, each of Lawrence Chin, John Chi Hung Hsu, Nicholas Pitts-Tucker, Steven Wallace and Katie Wade resigned as members of the Board of Directors of the Company and each of its subsidiaries. The remaining members of the Board of Directors of the Company are David L. Sokol, chair, Bing Chen and Lawrence Simkins. The Board of Directors appointed Messrs. Sokol and Simkins, who are considered independent directors under the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as the members of the Audit Committee. Under the listing standards of the NYSE, as the Company has only preferred shares listed for trading, the Company is not subject to other corporate governance requirements, including the requirement to have a compensation committee or a nominating/corporate governance committee comprised of directors who are independent under the listing standards of the NYSE. Accordingly, the entire Board of Directors serves as the Compensation and Governance Committee.

Three Months Ended March 31, 2023, Compared with Three Months Ended March 31, 2022
The following tables summarize Atlas’ consolidated financial results for select information, as well as the segmental financial results, for the three months ended March 31, 2023 and 2022.

Consolidated Financial Summary (in millions of U.S. dollars, except earnings per share amount)	Three Months Ended March 31,
	2023	2022
Revenue	$417.2	$408.1
Operating expense	88.4	86.6
Depreciation and amortization expense	94.2	88.1
General and administrative expense	42.4	27.9
Indemnity claim under acquisition agreement	—	(13.5)
Operating lease expense	30.1	33.6
Loss on sale	0.6	2.4
Operating earnings	161.5	183.0
Interest expense	83.2	45.8
Net earnings	58.8	169.4
Cash from operating activities	227.9	174.9
Asset Utilization
Containership Leasing Segment
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2021			2022				2023
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Vessel Utilization	98.5%	98.6%	98.5%	98.5%	98.3%	98.6%	98.5%	97.6%
Vessel utilization decreased from Q4 2022 and for the three months ended March 31, 2023, compared with the same period in 2022. The decreases were primarily due to an increase in the number of scheduled and unscheduled off-hire days.
Mobile Power Generation Segment
Average megawatt capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of average megawatt capacity is the increase or decrease in the number of power generating units in the power fleet. Average megawatt on-hire is the amount of capacity that is under contract and available to the customer for use. Power fleet utilization represents average megawatt on-hire as a percentage of average megawatt capacity.
The following table summarizes the Power Fleet Utilization, for the last eight consecutive quarters:

	2021			2022				2023
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Power Fleet Utilization	78.2%	91.9%	61.4%	61.9%	68.8%	80.0%	62.8%	62.2%
Power Fleet Utilization remains consistent for the quarter ended March 31, 2023, compared with the same period in 2022.
Financial Results Summary
Revenue
Revenue increased by 2.2% to $417.2 million for the three months ended March 31, 2023, compared with the same period in 2022. The increase in revenue was primarily due to increases in our Mobile Power Generation segment driven by contracts in Brazil which commenced in May 2022.

Operating Expense
Operating expense increased by 2.1% to $88.4 million for the three months ended March 31, 2023, compared with the same period in 2022. The increase was primarily due to a growth of our operating fleet from the delivery of nine newbuild vessels after March 2022.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 6.9% to $94.2 million for the three months ended March 31, 2023, compared with the same period in 2022. The increase was driven by the delivery of nine newbuild vessels after March 2022, and the lease reclassification from operating to financing for four vessels in 2022, offset by the impact of vessel sales.
General and Administrative Expense
General and administrative expense increased by 52.0% to $42.4 million for the three months ended March 31, 2023, compared with the same period in 2022. The increase for the three months ended March 31, 2023 was attributable to an increase in general corporate expenses including non-cash share-based compensation and expenses related to the Merger transaction.
Operating Lease Expense
Operating lease expense decreased by 10.4% to $30.1 million for the three months ended March 31, 2023, compared with the same period in 2022. The decrease was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in January 2022 through August 2022 for four vessels.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by $37.4 million to $83.2 million for the three months ended March 31, 2023, compared with the same period in 2022. The increase is primarily due to higher interest rates, higher balances related to other financing arrangements from vessel deliveries and an increase in finance leases (which were previously classified as operating leases).
Loss on Derivative Instruments
The change in fair value of derivative instruments resulted in a loss of $11.1 million for the three months ended March 31, 2023. The loss for this period was primarily due to a decrease in the LIBOR forward curve as a result of central bank monetary policy changes and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $54.1 million.
Our fair value instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2022 Annual Report for additional information.
Liquidity and Capital Resources
Liquidity
The Company’s business model is focused on generating stable long-term cash flows, and using that predictability to reduce overall cost of capital. Maintaining strong liquidity is a core pillar of the Company’s financial strategy, allowing it to take advantage of attractive opportunities to deploy capital quickly as they arise through economic and industry cycles. A strong base of liquidity also allows the Company to mitigate short-term market shocks and maintain consistent distributions to its shareholders. The Company’s primary sources of liquidity are cash and cash equivalents, undrawn credit facilities, committed financings for its newbuild vessels, cash flows from operations, capital recycling, as well as access to public and private capital markets.

Consolidated liquidity as of March 31, 2023 and 2022 was comprised of the following:

(in millions of U.S. dollars)	March 31,		Change
	2023	2022	$	%
Cash and cash equivalents	$882.7	$251.3	631.4	251.3%
Undrawn revolving credit facilities(1)	700.0	700.0	—	—%
Total liquidity	1,582.7	951.3	631.4	66.4%
Total committed and undrawn newbuild financings	5,785.6	5,974.7	(189.1)	(3.2)%
Total liquidity including newbuild financings	$7,368.3	$6,926.0	442.3	6.4%
(1)Undrawn revolving credit facilities as of March 31, 2023 included $650.0 million (2022 - $650.0 million) available from Seaspan and $50.0 million (2022 - $50.0 million) available from APR energy.
As of March 31, 2023, consolidated liquidity was sufficient to meet near-term requirements. As of March 31, 2023, the Company had consolidated liquidity of $1,582.7 million, excluding $5,785.6 million of committed but undrawn financings related to its newbuild vessels, which represents an increase from $951.3 million in the prior 2022 period. On May 3, 2023, the exercise period ended for the 2024 NOK Bonds and 2026 NOK Bonds. A total of $483.0 million was settled on May 10, 2023 of which $179.4 million and $294.9 million relates to the 2024 NOK Bonds and 2026 NOK Bonds, respectively. The total payment reflects a price equal to 101% of the principal amount plus accrued interest. As at May 15, 2023, during the Make-Whole Exchange Period, Holders have exchanged Exchangeable Notes representing $240.3 million of the principal amount outstanding.
Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental element of achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that it’s unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					March 31,
(in millions of USD)	2018	2019	2020	2021	2022	2023
Number of Vessels	31	28	31	36	38	38
Net Book Value	$912	$859	$1,109	$1,369	$1,847	$1,843

Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of March 31, 2023, the Company had total gross contracted cash flows of $17.8 billion, which includes components that are accounted for differently, including (i) minimum future revenues relating to operating leases with customers, (ii) minimum cash flows to be received relating to financing leases with certain customers, and (iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows, based on these components described above.

(in millions of USD)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2023	$1,246.1	$73.0	$276.9
2024	1,585.0	97.1	823.9
2025	1,318.5	96.9	824.4
2026	976.0	96.9	824.4
2027	537.3	96.9	824.4
Thereafter	795.4	1,239.7	6,104.4
	$6,458.3	$1,700.5	$9,678.4
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
Minimum future revenues assume that, during the term of the lease, (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterers' option. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, which may include synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in 2023, further growing its liquidity through capital recycling and expansion of its revolving credit facilities, diversifying sources of capital to enhance financial flexibility, managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.

Borrowings
The following table summarizes our borrowings:

(in millions of US dollars)	March 31,		Change
	2023	2022	$	%
Long-term debt, excluding deferred financing fees:
Term loan credit facilities	$1,417.6	$2,295.5	$(877.9)	(38.2)%
Senior unsecured notes(1)	1,302.4	1,302.4	—	—%
Senior unsecured exchangeable notes(2)	253.1	201.3	51.8	25.7%
Senior secured notes(3)	1,000.0	500.0	500.0	100.0%
Deferred financing fees on long term debt	(45.8)	(55.3)	9.5	(17.2)%
Long term debt	3,927.3	4,243.9	(316.6)	(7.5)%

Other financing arrangements	2,371.9	1,338.0	1,033.9	77.3%
Deferred financing fees on other financing arrangements	(37.0)	(25.0)	(12.0)	48.0%
Other financing arrangement	2,334.9	1,313.0	1,021.9	77.8%

Finance Leases	164.6	59.3	105.3	177.6%

Total deferred financing fees	82.8	80.3	2.5	3.1%
Total borrowings(4)	6,509.6	5,696.5	813.1	14.3%
Vessel under construction	(1,548.4)	(1,213.7)	(334.7)	27.6%
Operating borrowings(4)	$4,961.2	$4,482.8	$478.4	10.7%
(1)Corresponds to the following: (i) 7.125% senior unsecured notes due in 2027, (ii) 2024 NOK Bonds and 2026 NOK Bonds and (iii) 5.5% senior unsecured notes due in 2029
(2)Corresponds to the 3.75% Exchangeable Notes
(3)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.91% to 5.49% and maturities between 2031 and 2037
(4)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.

The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 54.2% as of March 31, 2023 compared to 53.8% at March 31, 2022, the increase was primarily due to financing of newbuild vessels under construction.
The consolidated weighted average interest rate for March 31, 2023 was 6.2% compared to 3.7% at March 31, 2022. The weighted average interest rates for the containership segment, power generation segment, and Atlas Corp. (on an unconsolidated basis) were 6.2%, 5.6%, and 7.1%, respectively, for the three months ended March 31, 2023 (March 31, 2022: 3.6%, 5.7% and 7.1%, respectively).
We are exposed to market risk from changes in interest rates and use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes. As of March 31, 2023, our variable-rate credit facilities totaled $1.4 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. As of March 31, 2023, we have a an asset of $88.4 million and a liability of $1.5 million related to our interest rate swaps.

The table below provides information about our financings at March 31, 2023 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read note 13 to 16 to our consolidated financial statements included in our 2022 Annual Report, which provide additional information with respect to our existing credit and lease facilities. Please also refer to note 19(b) in our financial statements for the three months ended March 31, 2023, contained herein, for a summary of our interest rate swap derivatives.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2023	2024	2025	2026	2027	Thereafter	Total
Credit Facilities(1)	$193.3	$114.9	$170.4	$99.9	$99.9	$728.0	$1,406.4
Vessel Operating Leases(2)	87.0	115.0	119.5	118.4	80.8	30.3	551.0
Vessel Finance Leases(3)	164.6	—	—	—	—	—	164.6
Sale-Leaseback Facilities(4)	119.3	166.5	163.5	161.8	163.3	1,597.5	2,371.9
Total	$564.2	$396.4	$453.4	$380.1	$344.0	$2,355.8	$4,493.9
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2023.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2023.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 53 of its vessels and substantially all of its power generation assets, together with other related security.
As of March 31, 2023, the Company had $1.4 billion principal amount outstanding under its credit facilities, of which $1.3 billion was related to the containership leasing business and $96.8 million was related to the power generation business. There were no amounts outstanding under our revolving credit facilities. A total of $700.0 million was undrawn, of which $650.0 million was available to the containership leasing business ($250.0 million of which was unsecured), and $50.0 million was available to the power generation business.
As of March 31, 2023, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(1)	Net Book Value of Vessels Unencumbered(1)
Remainder of 2023	$93.1	$111.4	$204.5	3	$342.4
2024	114.9	—	114.9	0	—
2025	107.4	63.0	170.4	—	—
2026	99.9	—	99.9	—	—
2027	99.9	—	99.9	—	—
2028	53.7	358.3	412.0	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	164.6
2031	—	—	—	—	—
2032	—	—	—	—	—
Thereafter	—	—	—	48	2,959.2
Total	$582.1	$835.5	$1,417.6	53	$3,466.2
(1)APR Energy's debt matures in 2025 and 2026, and is secured by certain power generation assets.

Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered “failed-sales”. This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of March 31, 2023, the Company had 42 vessels financed under these sale-leaseback financing arrangements providing for total borrowings of approximately $2.4 billion.
As of March 31, 2023, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)(2)
Remainder of 2023	$119.3	$—	$119.3	—	$—
2024	166.5	—	166.5	—	—
2025	163.5	—	163.5	—	—
2026	161.8	—	161.8	—	—
2027	163.3	—	163.3	—	—
2028	164.8	—	164.8	—	—
2029	158.7	27.0	185.7	2	181.5
2030	115.7	313.5	429.2	9	792.0
2031	87.3	151.5	238.8	4	353.2
2032	18.5	245.5	264.0	5	540.5
Thereafter	119.3	195.7	315.0	8	658.8
Total	$1,438.7	$933.2	$2,371.9	28	$2,526.0
(1)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)Excludes newbuild containerships that have not been delivered as at March 31, 2023.
Operating Leases
As of March 31, 2023, the Company had 10 vessel operating lease arrangements. Please refer to note 14(a) in our financial statements for the three months ended March 31, 2023, contained herein, for a summary of commitments under our operating leases.
Finance Leases
As of March 31, 2023, the Company has three finance leases representing a current liability of $164.6 million.
Capital Commitments
As of March 31, 2023, the Company had 57 newbuild vessels under construction. Please refer to note 14(b) in our financial statements for the three months ended March 31, 2023, contained herein, for the outstanding commitments related to the remaining installment payments.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our 2022 Annual Report.

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of U.S. dollars)	Three Months Ended March 31,
	2023	2022
Net cash flows from operating activities	$213.0	$174.9
Net cash flows (used in) investing activities	(286.7)	(89.2)
Net cash flows from (used in) financing activities	676.3	(123.0)
Three-month periods ended March 31, 2023 and 2022
Operating Cash Flows
Net cash flows from operating activities were $213.0 million for the three months ended March 31, 2023, an increase of $38.1 million compared to the same period in 2022. The increase in net cash flows from operating activities was primarily due to timing and movement of working capital.
Investing Cash Flows
Net cash flows used in investing activities were $286.7 million for the three months ended March 31, 2023, an increase of $197.5 million compared to the same period in 2022. The increase in cash flows used in investing activities for the quarter ended March 31, 2023, was primarily due to the increase in expenditures on installments on vessels under construction, including capitalized interest, compared to the same period in 2022.
Financing Cash Flows
Net cash flows from financing activities were $676.3 million for the three months ended March 31, 2023, an increase of $799.3 million compared to the same period in 2022. The increase in cash flows from financing activities was primarily due to an increase in draws on our debt and financing arrangements, a capital contribution from Poseidon at the closing of the merger and proceeds from the termination of the capped call in relation to our exchangeable notes. For the three months ended March 31, 2023, there were higher payments on the common shares compared to the same period in 2022 as two quarterly dividends were declared and paid prior to the closing of the merger.
Ongoing Capital Expenditures and Dividends
Ongoing Capital Expenditures
Due to the capital-intensive nature of our Company’s business model, ongoing capital investment is required for additions and enhancements, maintenance and repair of our asset base.
The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the quarter ended March 31, 2023, we incurred $22.3 million for regularly scheduled dry-dockings.
The average age of the diesel generators is approximately twelve years and the average age of the aero-derivative gas turbines in our power fleet is approximately nine years. Normal course capital expenditures for these assets primarily relate to fleet maintenance, mobilization to build power plants for new deployments and demobilization of power plants when contracts expire. As at March 31, 2023, our asset retirement obligation for future demobilization was $16.0 million.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our property plant and equipment;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;

(4)our future operating and interest costs;
(5)future operating and financing costs;
(6)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(7)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(8)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in our 2022 Annual Report for factors that may affect our future capital expenditures and results.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2022 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended March 31, 2023, contains forward-looking statements (as such term is defined in Section 21E of the Exchange Act. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in the 2022 Annual Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this quarterly report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this quarterly report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•the future valuation of our vessels, power generation assets and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;
•our ability to recruit and retain crew for our containerships, particularly in light of the Russia-Ukraine Conflict;
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•conditions in the public equity market and the price of our preferred shares;
•our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters and leases of our power generation assets with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;

•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•the continued availability of services, equipment and software from subcontractors or third-party suppliers required to provide our power generation solutions;
•our ability to protect our intellectual property and defend against possible third-party infringement claims relating to our power generation solutions;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, all forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.